345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

May 23, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	Cleantech Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4 Filed April 27, 2022
File No. 333-262431

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 18, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to the registration statement on Form S-4 filed on April 27, 2022 (the “Amendment No. 2”).

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Nauticus Robotics, Inc., a Texas corporation (“Nauticus”) or matters arising from Nauticus’ participation in the preparation of Amendment No. 3, are based on our discussions with and information received from Nauticus or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Registration Statement on Form S-4

General

1.	We note your response to prior comment 29. Given that your planned Robotics as a Service (RaaS) model is not yet offered and you do not plan to launch it until late 2022, please revise throughout this filing to clearly disclose everywhere you discuss the RaaS model that this is a planned, future service to be offered and that it is not currently available. For example, on pages 21 and 22 where you discuss your various products you state they are currently offered under the RaaS model. If true, revise to clarify that you intend these to be offered under the RaaS model when available.

Response: The Company has made revisions throughout Amendment No. 3 in response to the Staff’s comment clarifying that the RaaS model is a future service to be offered and is not yet available.

Q: Do any of CLAQ’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 11

2.	We note your response to prior comment 5. Advise if the amounts you disclose include the Private Warrants held by your Co-Sponsors, which you note have a market value of $4.02 million. Clarify that your disclosure of the “aggregate” amount contingent upon closing the Business Combination includes the current value of securities held (including any warrants), loans extended, fees due and out-of-pocket expenses for which the CoSponsors and their affiliates are awaiting reimbursement. Revise or advise, as appropriate.

Response: The Company has revised the disclosure on pages 12-13, 37-39, 77-79 and 116-118 of Amendment No. 3 in response to the Staff’s comment.

3.	We note your response to prior comment 6. Disclose, in the aggregate, the fees payable to Chardan Capital Markets, LLC that are contingent upon completion of the business combination, including any loans extended, fees due and out-of-pocket expenses.

Response: The Company has revised the disclosure on pages 12-13, 38, 78 and 117 of Amendment No. 3 in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Services and Revenue, page 23

4.	We note the table on page 24 includes projected 2021 revenue that does not agree with your actual historical 2021 revenue. Please revise to disclose the actual revenue amounts for fiscal 2021. Also, revise to disclose the amount of estimated RaaS model revenue included in your 2024 estimated service revenue.

Response: The Company has revised the disclosure on page 25 of Amendment No. 3 in response to the Staff’s comment.

5.	Advise whether Nauticus’ projected revenues disclosed on page 24 are subject to the same qualifications and assumptions that apply to its revenue projections on page 107 and, if so, make the appropriate revisions in your disclosure. Further, tell us whether the added projections were prepared as part of the projected financial information that Nauticus provided to CLAQ prior to its approval of the Business Combination.

Response: The Company has revised the disclosure on page 25 of Amendment No. 3 in response to the Staff’s comment.

6.	We note your response to prior comment 7. To help investors better understand your RaaS model, please provide a definition in your summary that is consistent with your disclosures. For example, on page 108 you state that “One such example is the Nauticus RaaS model which bills out at a rate of $40,000 per day and covers all costs associated with that operation,” but do not appear to refer to this figure elsewhere. Advise if the $40,000 per day fee is the same for access to the Aquanaut, Argonaut, Hydronaut and your other robotics and whether it includes access to your ToolKITT. When you introduce your RaaS model on page 21, clarify what you anticipate the service will offer, including the costs the RaaS model is expected to cover for a subscriber and whether Nauticus will be responsible for maintenance and servicing of the units, either directly or by coordinating with third-party servicers and other providers.

Response: The Company has revised the disclosure on page 22 of Amendment No. 3 in response to the Staff’s comment.

Securities Purchase Agreement, page 28

7.	We note you have filed a letter agreement as Exhibit 10.14.1 that appears to indicate that ATW’s subscription to the Debentures in the aggregate principal amount of $37,959,184 is dependent on the investment of $5,000,000 by Material Impact Fund II, L.P. and the consummation of a secured convertible term loan with Nauticus. Advise or revise your disclosure.

Response: Pursuant to a letter agreement between ATW and Material Impact Fund II, L.P., dated December 15, 2021, Material Impact has agreed to make a capital contribution of $5,000,000 to ATW Special Situations I LLC (defined as the “SPV” in the letter agreement) which will participate in the Debt Financing (referred to as the “secured convertible term loan” in the letter agreement). This letter agreement has been filed as Exhibit 10.14.2 of Amendment No. 3.

Ownership of the Post-Business Combination Company After the Closing, page 31

8.	We note your response to prior comment 9 and your revised disclosure on page 33. Please provide additional disclosure about the purpose for seeking these financial advisory services. In that regard, we note your disclosure that CLAQ is seeking advisory services from Roth for assistance with “defining objectives” and “potential equity offerings” after CLAQ has already selected a target company and negotiated the merger transaction, the CLAQ board approved the transaction, and you entered PIPE equity financing subscription agreements on or about December 14, 2021. Further, confirm that Nauticus is to pay Lake Street after the Business Combination for assistance Lake Street will be provide to evaluate CLAQ’s capital raising strategies and investor relations, among other things. Clarify whether you contemplate these services are to assist the combined company after the Business Combination, and, if so, revise so that you clearly refer to the combined, post-Business Combination entity.

Response: The Company has revised the disclosure on pages 34 and 107-108 of Amendment No. 3 in response to the Staff’s comment.

9.	Further, we note your assertion in response to comment 9 that the agreements with Roth and Lake Street are not required to be filed under Item 601(b)(10) of Regulation S-K because they only require a contingent cash payment at closing and the parties have no ongoing obligations post-closing. Given that these agreements appear to be material, were not made in the ordinary course of business, and are to be performed in part at or after the filing of the registration statement, please file the letter agreements as exhibits to the registration statement. Alternatively, provide us with a detailed analysis of why such agreements are not material.

Response: The Company has filed its agreement with Roth and with Lake Street as Exhibits 10.28 and 10.29, respectively, of Amendment No. 3 in response to the Staff’s comment.

If CLAQ’s due diligence investigation of Nauticus was inadequate..., page 70

10.	We note your response to prior comment 2. Clarify if CLAQ’s management identified any “relevant Nauticus information not considered by CLAQ’s management” and disclose any material information that was identified. We further note that the CLAQ Board engaged the fairness opinion provider after approving the merger. Specify when and why “the CLAQ Board considered that CLAQ may not have properly valued Nauticus.”

Response: CLAQ’s management did not identify any relevant Nauticus information that was not considered by it. As stated on page 39 of the Amendment No. 3, CLAQ Board retained Duff & Phelps as an independent financial advisor to the Board specifically for a fairness opinion for the transaction in order to provide added transparency to the transactions contemplated by the Merger Agreement and greater certainty to close the Business Transaction in the current turbulent market.

Risk Factors

CLAQ and Nauticus have incurred and expect to incur significant costs associated with the Business Combination..., page 74

11.	Please revise to reflect the current estimated business combination related expenses for both CLAQ and Nauticus so that they agree with the amounts disclosed in pro forma adjustment (C) on page 182.

Response: The Company has revised the disclosure on page 79 of Amendment No. 3 in response to the Staff’s comment.

Certain Nauticus’ Projected Financial Information, page 107

12.	We note your response to prior comment 7 and your revisions on page 108 of your disclosure. Advise how the purchase orders that are not “precisely” through your RaaS model have attributes of your RaaS model. In your example of the 18-month lease arrangement, clarify whether you provide the labor costs associated with the operation of the Aquanaut or whether this is provided by a third-party.

Response: The Company has revised the disclosure on pages 113-114 of Amendment No. 3 in response to the Staff’s comment.

Customers, page 158

13.	We note your response to prior comment 16. Explain further the “particular customer base” to which the Collaboration Agreement provides Nauticus access. For example, clarify, if true, that the agreement provides the company greater access to contracts with U.S. government agencies or other opportunities. We also note that a copy of the Collaboration Agreement was not filed as an exhibit to your registration statement. As previously requested, file a copy of this agreement or tell us why this is not required. Provide a legal analysis that addresses Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on page 164 of Amendment No. 3 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nauticus

Overview, page 162

14.	We note that certain of your disclosure in the Overview section of Management’s Discussion and Analysis is a repetition of information included in your Business discussion. Please revise your Overview section to provide a more tailored and streamlined discussion that identifies the most important themes, or other significant matters with which management is concerned, in evaluating the company’s financial condition and operating results for the reported periods included in your financial statements. Also, to the extent that there are any material events or known uncertainties that are reasonably likely to cause reported financial information not to be indicative of future operating results or financial condition, please discuss here. For example, we note you are focused on commercializing your products and services and shifting to a RaaS model in the near future. Refer to Item 303(a) of Regulation S-K.

Response: The Company has revised the disclosure on page 168 of Amendment No. 3 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

Description of the Business Combination, page 176

15.	We note your revised disclosure and response to prior comment 18. We also note your risk factor disclosure on page 67 regarding the need to hire a CFO with public company experience in order to satisfy the Debt Financing agreement conditions, and that failure to do so would compromise your ability to meet the minimum cash requirement of $50 million to close the Business Combination unless that condition is waived. Please revise here to disclose this fact, specifically addressing which party(s) has the ability to waive the minimum cash requirement and the potential likelihood of such a waiver being granted. Also, address here what will happen if the minimum cash requirement condition is not met for any reason, and you are unable to obtain a waiver of this condition.

Response: The Company has revised the disclosure throughout Amendment No. 3 to clearly state that (i) the Equity Financing will satisfy the closing condition related to the equity financing requirement for the Debt Financing, and the PIPE Investment alone will satisfy the Minimum Cash Condition under the Merger Agreement; and (ii) Mr. Rangan Padmanabhan, Nauticus’ current CFO will be the CFO of the Company effective as of the date of the merger, satisfying the closing condition related to the hiring of a CFO with public company experience requirement for the Debt Financing.

Notes to Unaudited Pro Forma Condensed Combined and Consolidated Financial Information Note 3. Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 181

16.	We note your response to prior comment 19 and your revised disclosures in pro forma adjustment (C). Please explain further how you determined that the $6.0 million payable pursuant to the Business Combination Marketing Agreement with Chardan qualify for equity classification. In this regard, we note that such costs include fees paid for holding stockholder meetings to discuss the potential business combination and the target business’s attributes and assisting CLAQ in obtaining stockholder approval for the merger. As such, it is unclear how you determined that such costs are not transaction costs to the merger. Refer to SAB Topic 5.A.

Response: The Company has revised the classification of certain transaction costs, including the $6.0 million payable pursuant to the Business Combination Marketing Agreement with Chardan. The Company has revised the disclosure on page 190 of Amendment No. 3 in response to the Staff’s comment.

Related Party Loans, page 224

17.	We note your written response to prior comment 23 indicating that you have “revised the disclosure on page 225 to disclose its [Chardan Capital Markets, LLC’s] outstanding borrowings.” However, no changes were made to page 225. Advise if there are outstanding borrowings to disclose and, if so, revise your disclosure accordingly.

Response: The Company has revised the disclosure on page 233 of Amendment No. 3 in response to the Staff’s comment.

CleanTech Acquisition Corp. Notes to Consolidated Financial Statements Note 1. Description of Organization and Business Operations, page F-7

18.	We note your revised disclosures and response to prior comment 1. Please further revise here on pages F-10 and F-12 to disclose the exercise price of the associated warrants. Additionally, in your disclosure on page F-12 you state that the debentures and warrants will equal 100% of the amount of the debentures, while elsewhere in the filing you state they will equal 120% of the amount of the debentures. Please revise or advise. Similar revisions should also be made to your disclosure on page 177, as appropriate.

Response: The Company has clarified the disclosure on pages 14, 29, 98 and 138 and F-12 of Amendment No. 3 in response to the Staff’s comment.

Note 11. Subsequent Events, page F-27

19.	We note your revised disclosures and response to prior comment 26. Please tell us whether your discussion of the February 28, 2022 agreement with B Capital Markets Advisor is the same as the Lake Street Capital Markets agreement discussed on page F-47. If so, revise here to clarify that while CLAQ contracted for the advisory services, the non- refundable retainer will be paid by Nauticus.

Response: The discussion of the February 28, 2022 agreement with B Capital Markets Advisors is the same as the Lake Street Capital Markets agreement. The Company has revised the disclosure on page F-27 of Amendment No. 3 in response to the Staff’s comment.

Nauticus Robotics, Inc. Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-35

20.	We note your revised disclosures in response to prior comment 31 where you provide a breakdown of remaining performance obligations included in contract liabilities. Please tell us whether you have any additional remaining performance obligations not currently included on your balance sheet. If so, revise to disclose or explain further why you believe such disclosure is not necessary. Refer to ASC 606-10-50-13.

Response: We have no performance obligations which are not included on our balance sheets as of December 31, 2020, December 31, 2021, or March 31, 2022.

21.	We note your revised disclosures and response to prior comment 32. Please tell us where the underlying leased asset (e.g., the Aquanaut) is reflected on your balance sheet and the current carrying value of this asset. Additionally, please provide us with your analysis that supports your conclusion that this arrangement qualifies as an operating lease under ASC 842. In your response, specifically address your consideration of each of the conditions in ASC 842-10-25-2 and 25-3 regarding sales-type and direct-financing leases. Finally, ensure you have disclosed all the information required by ASC 842-30-50, as applicable, for the appropriate type of lease agreement.

Response:

The asset under the operating lease is an Aquanaut vehicle. The Aquanaut vehicle was a pre-production unit that Nauticus had produced. Development costs for the Aquanaut vehicle were expensed as research and development as incurred according to ASC 730-10-25, since they were incurred in periods before the vehicle’s commercial feasibility as a marketable asset was attained.

In response to the Staff’s comment, Nauticus reviewed the guidance in ASC 842-10-25-2 and 25-3 regarding the classification of the type of lease to be determined. Nauticus performed the following five tests to determine the classification:

	Test	Conclusion
1	Transfer of ownership test—Does the ownership transfer to the lessee by the end of the lease term?	According to the contract vehicle lease, there is no transfer of ownership of vehicle. Based on this, the lease does not meet the test for transfer of ownership.
2	Lessee purchase option test—Does the lessee have a purchase option that is reasonably certain to exercise at the commencement date?	According to the contract vehicle lease, there is no purchase option. Based on this, the lease does not meet the purchase option test.
3	Lease term test—Is the lease term for a major part of the remaining economic life of the lease?	The current contract lease term is 18 months, and the estimated economic life of the property is a minimum of 60 months. The 18 month contract represents 30% of the economic life and does not meet the threshold for the majority of the remaining economic life of the underlying asset. Based on this, the lease does not meet the test for major part of the remaining economic life of the asset.
4	Present value test—Is the present value of the lease payments /lessee residual value guarantee substantially all of the fair value of the underlying asset’s fair value?	The current contract lease value is $2,270,000. The estimated value of the lease vehicle is $6,500,000. The lease payments represent 35% of the estimated fair value. Based on this, the lease does not meet the test for lease payments representing substantially all of the asset’s fair value.
5	Specialization test—Is the asset lease of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term?	Nauticus’ intention is to continue to utilize the vehicle as part of its fleet for future revenue producing projects. The Aquanaut vehicle was not designed for any particular project. Based on this, the lease does not meet the test for specialization.
Please see below an additional lessor lease test to determine the proper classification as either a direct financing lease or operating lease:

Is the present value of the lease payments and any residual value guarantee substantially all of the underlying asset’s fair value?

There is no residual value guarantee present within the contract. Based on this, the lease does not meet the test for residual value guarantee.

Based on the guidance applied above, the lease does not meet the criteria as either a sales-type and or direct finance leasing. Nauticus has concluded the lease is an operating lease.

Additionally, all required disclosure has been provided within Note 2 “Summary of Significant Accounting Policies” on page F-80. Since the company did not meet the test for residual value guarantee no disclosure was provided stating there was no residual value.

Exhibits

22.	We note that you have redacted information from portions of exhibits 10.20, 10.21, 10.22, 10.23, and 10.24. Revise to indicate that this information has been redacted according to the procedures set forth in Item 601(b)(10)(iv) of Regulation S-K. Mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that you treat as private or confidential. Further, revise your proxy statement/prospectus to clearly describe the material terms of each contract, including the term and termination provision, and each contract’s date of execution and counterparties, to the extent not already disclosed.

Response: The Company has revised the disclosure on page 165 and Item 21 “Exhibits and Financial Statements Schedules” of Amendment No. 3 in response to the Staff’s comment.

23.	We refer to prior comment 37 from our comment letter dated March 1, 2022. We further note your disclosure on page 159 in the section “Material Contracts” stating that “Nauticus has derived significant revenue from its U.S. Department of Defense related contracts and customers” and that the “contracts mentioned herein are included as Exhibits 10.20, 10.21, 10.22, and 10.23 to this prospectus.” Revise and file the appropriate exhibit(s) or advise as to which exhibit details your arrangement with your significant customer (which accounted for 89% of Nauticus’ total revenue in 2021 according to your risk factor disclosure on page 43).

Response: The Company has revised the disclosure on page 165 of Amendment No. 3 in response to the Staff’s comment. The Company further advises the Staff that Exhibit 10.25 details the arrangement with the significant customer (which accounted for 89% of Nauticus’ total revenue in 2021).

24.	We note your disclosure that Nauticus signed an agreement with Kongsberg Maritime AS for two Launch and Recovery Systems. Advise how Nauticus will use these systems and file a copy of this agreement or advise why this is not required. In general, update your proxy statement/prospectus to reflect any updated business plans and the status of any publicly announced new product or service. In that regard, we refer to Nauticus’ recently announced strategic relationship with Wood PLC and intention to launch a “robotic navy” of 20 Hydronaut-Aquanaut “tandem pairs” by the end of 2024 together with your plan for regional operation centers in the Gulf of Mexico, Norway, the United Kingdom, and Brazil. Refer to Item 101(h)(4) of Regulation S-K.

Response: The Company has revised the disclosure on pages 174 and F-71 of Amendment No. 3 in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc: Eli Spiro